Cape Cod Aquaculture Corp.
                               440 Massasoit Road
                                Eastham, MA 02642


                                 October 8, 2008


United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Attn.: Carmen Moncadaterry


         RE:      Form S-1 as amended
                  File No. 333-152563
                  Filed: October 3, 2008


Dear Ms. Moncadaterry,

In accordance with rules promulgated pursuant to the Securities Act of 1933, as amended, Cape Cod Aquaculture Corp. ("the Company") hereby requests that the Company's Registration Statement on Form S-1 as amended, referenced above, be made effective on October 10, 2008 at 5:00 p.m., or as soon thereafter as may be practicable.

The Company acknowledges that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the staff the Company's awareness of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they related to the proposed public offering of the securities specified in the above-captioned Registration Statement.

Please contact me with any questions at 617-513-8876.


                                       Yours Truly,

                                       James Bright
                                       President